SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For April 21, 2016

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“QIWI Announces 2016 Annual General Meeting” press release dated April 20, 2016

99.2	Notice for the convocation of an Annual General Meeting of Shareholders of QIWI plc

99.3	Board of Directors Nomination Form

99.4	Annex A to Board of Directors Nomination Form. Directors & Officers Questionnaire

99.5	Annex B to Board of Directors Nomination Form. Confirmation Form to the Directors & Officers Questionnaire

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: April 21, 2016	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer